Exhibit 21.1

New Sally Holdings, Inc. and Subsidiaries

Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Incorporation
Armstrong-McCall Holdings, Inc.	Texas
Armstrong-McCall Holdings, L.L.C.	Delaware
Armstrong-McCall L.P.	Texas
Beauty Holding Company, Inc.	Delaware
Beauty Systems Group, Inc.	Delaware
Beauty Systems Group (Canada), Inc.	Canada
Innovations Successful Salon Services	California
Ogee Limited	England
Sally Beauty Company, Inc.	Delaware
Sally Beauty Distribution, Inc.	Delaware
Sally Beauty Distribution of Ohio, Inc.	Delaware
Sally Beauty International, Inc.	Delaware
Sally Hair and Beauty Supplies Ltd. (U.K.)	England
Sally Holdings, Inc.	Delaware
Victory Beauty Systems, Inc.	Delaware

Subsidiaries of the company omitted from the above table, considered in the aggregate, would not be considered significant.